SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: June 6, 2007	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, June 6, 2007
TCRC- MWED and CANADIAN PACIFIC REACH TENTATIVE
CONTRACT AGREEMENT FOR MAINTENANCE OF WAY
WORKERS
OTTAWA — At approximately 0630 EDT June 6, 2007 the Teamsters Canada Rail Conference — Maintenance of Way Employees Division (TCRC-MWED), representing 3,200 maintenance of way workers, and Canadian Pacific reached a tentative three-year contract settlement.
The agreement follows a national strike which began on May 15th.
Workers could be back in their positions over the next few days.
The Memorandum of Settlement will be sent to the union membership for ratification over the next few days.
Details of the tentative agreement will be released following ratification.
- - 30 - -

Contacts:
CP	TCRC-MWED
Mark Seland	Bill Brehl
(403) 319-3566	(519) 819-1530
mark_seland@cpr.ca	wbrehl@aol.com